FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 28, 2004, Series 2004-11	333-117817

Name of Person Filing the Document
(If Other than the Registrant)


04053327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 28, 2004

IMH ASSETS CORP.

By: ______________________

Name: Richard J. Johnson

Title: EVP, CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-11

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-11

$1,515,021,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: December 16, 2004**

$1,515,021,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2004-11

Class [(1)(2)]	Approximate Bond Balance [(3)]	Tranche Type	WAL (Yrs.) Call/Mat [(4)(5)]	Modified Duration (Yrs.) Call/Mat[(4) (5)]	Payment Window (Mos.) Call/Mat[(4) (5)]	Expected Rating (S&P / Moody's/DBRS)[(6)]	Last Scheduled Payment Date
1-A-1	$695,000,000	Floating Rate Senior	2.27 / 2.78	2.18 / 2.60	1 - 55 / 1 - 188	AAA/Aaa/AAA	March 2035
1-A-2	$178,348,000	Floating Rate Senior	2.27 / 2.78	2.18 / 2.60	1 - 55 / 1 - 188	AAA/Aaa/AAA	March 2035
2-A-1	$470,667,000	Floating Rate Super Senior	2.27 / 2.76	2.18 / 2.59	1 - 55 / 1 - 180	AAA/Aaa/AAA	March 2035
2-A-2	$52,296,000	Floating Rate Senior Support	2.27 / 2.76	2.17 / 2.58	1 - 55 / 1 - 180	AAA/Aaa/AAA	March 2035
2-M-1	$33,046,000	Floating Rate Mezzanine	2.27 / 2.76	2.17 / 2.57	1 - 55 / 1 - 180	[AA+]/Aa1/[AA (high)]	March 2035
2-M-2	$30,479,000	Floating Rate Mezzanine	2.27 / 2.76	2.16 / 2.57	1 - 55 / 1 - 180	[AA]/Aa2/[AA]	March 2035
2-M-3	$17,646,000	Floating Rate Mezzanine	2.27 / 2.76	2.16 / 2.56	1 - 55 / 1 - 180	[AA-]/Aa3/[(AA (low)]	March 2035
2-M-4	$11,229,000	Floating Rate Mezzanine	2.27 / 2.76	2.15 / 2.54	1 - 55 / 1 - 180	[A+]/A1/[A (high)]	March 2035
2-M-5	$13,475,000	Floating Rate Mezzanine	2.27 / 2.76	2.14 / 2.53	1 - 55 / 1 - 180	[A]/A2/[A]	March 2035
2-M-6	$8,021,000	Floating Rate Mezzanine	2.27 / 2.76	2.14 / 2.52	1 - 55 / 1 - 180	[A-]/A3/[A (low)]	March 2035
2-B	$4,814,000	Floating Rate Subordinate	2.27 / 2.76	2.11 / 2.49	1 - 55 / 1 - 180	[BBB]/Baa1/[BBB]	March 2035
Total:	**$1,515,021,000**						

(1) The Class 1-A-1 and Class 1-A-2 Bonds (collectively, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A-1, Class 2-A-2, Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds (collectively, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, cash flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.

(2) Each class of Group 1 Bonds and Group 2 Bonds is subject to a cap equal to the lesser of (i) 11.75% for the Group 1 Bonds and 11.75% for the Group 2 Bonds and (ii) the applicable Available Funds Rate (as described below).

(3) The bond balances are subject to a +/-5% variance.

(4) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Group 1 Bonds and Group 2 Class A Bonds will increase 2.0x and (ii) the margin for the Subordinate Bonds will increase 1.5x.

(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.

(6) Rating agency contacts: Standard & Poor's, Jane Agarkova, (212) 438-1127; Moody's, Eric Fellows, (212) 553-1738.

Trust:	Impac CMB Trust Series 2004-11.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Commencing on or before February 1, 2005, Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the adjustable rate Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the adjustable rate Subsequent Mortgage Loans, no later than three months after the date of transfer. Commencing on or before February 1, 2005, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the fixed rate mortgage loans deposited into the Trust on the Closing Date and, with respect to the fixed rate Subsequent Mortgage Loans, no later than three months after the date of transfer.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co. Inc. (Co-Lead) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).
Indenture Trustee:	Wells Fargo Bank, N.A.
Owner Trustee:	Wilmington Trust Company.
Bond Insurer:	Financial Guaranty Insurance Company ("FGIC").
Bonds:	The "Bonds" will consist of (i) the Class 1-A-1 and Class 1-A-2 (collectively, the "Group 1 Bonds"), (ii) the Class 2-A-1 and Class 2-A-2 Bonds (collectively, the "Group 2 Class A Bonds") and (iii) the Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds (collectively, the "Subordinate Bonds" and, together with the Group 2 Class A Bonds, the "Group 2 Bonds").
Bond Insurance Policy:	The bond guaranty insurance policy issued by the Bond Insurer for the benefit of the Group 1 Bondholders.
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	Subject to certain conditions, the Bonds are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code.
SMMEA Eligibility:	The Group 1 Bonds will constitute "mortgage related securities" for purposes of SMMEA. The Group 2 Bonds will not constitute "mortgage related securities" for purposes of SMMEA
Sample Pool Calculation Date:	December 1, 2004.

Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of December 1, 2004, or the origination date of such Mortgage Loan. For each Group 1 or Group 2 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 or Group 2 Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 or Group 2 Subsequent Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 and Group 2 Pre-Funding Account on the Closing Date.
Expected Pricing Date:	December [17], 2004.
Expected Closing Date:	December [30], 2004.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest through the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Mortgage Loans, the Group 1 Pre-Funded Amount and the Group 2 Pre-Funded Amount is less than or equal to 20% of the scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in December 2014.
Pricing Prepayment Speed:	The Bonds will be priced based on (i) with respect to the adjustable rate first lien and fixed rate second lien Mortgage Loans, 30% CPR and (ii) with respect to the fixed rate first lien Mortgage Loans, 100% PPC, which assumes 10.00% CPR in month one, an additional 1/11th of 15.00% CPR for each month thereafter, building to 25% CPR in month 12 and remaining constant at 25% CPR thereafter.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,500,001,683, of which: (a) approximately $758,203,854 and $100,123,198, respectively, consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties and fixed rate residential mortgage loans secured by first liens on the related mortgaged properties, respectively (the "Group 1 Mortgage Loans") and (b) approximately $587,673,812, $32,451,667 and $21,549,153, respectively, consist of a pool of adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties, fixed rate residential mortgage loans secured by first liens on the related mortgaged properties and fixed rate residential mortgage loans secured by second liens on the related mortgaged properties, respectively (the "Group 2 Mortgage Loans"). Approximately 0.37%, by Sample Pool Calculation Date Balance, of the Group 2 Mortgage Loans are secured by Mortgage Loans with original combined loan-to-value ratios in excess of 100.00%. The

Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Group 1 and Group 2 Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than approximately $218,337,000 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than January 30, 2005 (the "Group 1 Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Group 2 Original Pre-Funded Amount: A deposit of not more than approximately $160,418,250 (the "Group 2 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 2 Pre-Funding Account") on the Closing Date for the purpose of the Group 2 Bonds. From the Closing Date to no later than January 30, 2005 (the "Group 2 Funding Period"), the Group 2 Pre-Funded Amount on deposit in the Group 2 Pre-Funding Account will be used to purchase subsequent Group 2 Mortgage Loans (the "Group 2 Subsequent Mortgage Loans" and together, with the Group 1 Subsequent Mortgage Loans, the "Subsequent Mortgage Loans"). Any portion of the Group 2 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as a prepayment of principal on the Group 2 Bonds on the immediately following Payment Date.

Group 2 Pre-Funded Amount: The amount on deposit in the Group 2 Pre-Funding Account on any date of determination.

Bond Interest Rate: The Bond Interest Rate on the Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.75%.

Premium Rate: Approximately 8.10% and 7.33%, respectively, of the Group 1 and Group 2 Mortgage Loans, respectively, by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 or Group 2 Mortgage Loan for that period, expressed as a weighted average rate for the applicable Mortgage Loans. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 and Group 2 Mortgage Loans, respectively, is approximately 0.083% and 0.083%, respectively.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately

0.375% for the adjustable rate first lien residential Mortgage Loans and 0.250% for the fixed rate first lien Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.270%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties for the Group 1 Derivative Contracts (such amounts "Group 1 Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.375% for the adjustable rate first lien residential Mortgage Loans, 0.250% for the fixed rate first lien Mortgage Loans and 0.750% for the fixed rate second lien residential Mortgage Loans, as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.270%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties for the Group 2 Derivatives Contracts (such amounts "Group 2 Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans and the Group 2 Pre-Funded Amount (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 2 Mortgage Loans as of the prior due period).

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, over (ii) the Bond Insurance Policy premium rate, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 2 Mortgage Loans and Group 2 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Any of the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.75%, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the related Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include group 1 and group 2 interest rate derivative contracts for the benefit of each of the Group 1 Bonds and Group 2 Bonds (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). The Group 1 Derivative Contracts will have an initial aggregate notional balance of $499,419,300 on December 25, 2004, will increase to $606,644,266 on January 25, 2005 and will decline thereafter. The Group 2 Derivative Contracts will have an initial aggregate notional balance of $374,637,500 on December 25,2004, will increase to $415,067,851 in January 25, 2005 and will decline thereafter. Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds, pro rata, based on entitlement, any Basis Risk Amounts relating to the Group 1 Bonds. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first, pro rata, based on entitlement, to the Group 2 Class A Bonds, then to the Class 2-M-1 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-M-3 Bonds, then to the Class 2-M-4 Bonds, then to the Class 2-M-5 Bonds, then to the Class 2-M-6 Bonds, then to the Class 2-B Bonds, any Basis Risk Amounts relating to the Group 2 Bonds. None of the Derivative Contracts will have a remaining term in excess of 61 months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts and Group 2 Derivative Contracts, respectively, will not exceed the aggregate principal balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	S&P / Moody's/DBRS	Subordination (after required target is reached)
Group 1 Bonds	AAA/Aaa/AAA	FGIC Wrap, 0.35% OC
2-A-1	AAA/Aaa/AAA	18.90%
2-A-2	AAA/Aaa/AAA	18.90%
2-M-1	[AA+]/Aa1[AA (high)]	13.75%
2-M-2	[AA]/Aa2/[AA]	9.00%
2-M-3	[AA-]/Aa3/[AA (low)]	6.25%
2-M-4	[A+]/A1/[A (high)]	4.50%
2-M-5	[A]/A2/[A]	2.40%
2-M-6	[A-]/A3/[A (low)]	1.15%
2-B	[BBB]/Baa1/[BBB]	0.40%

* Subordination for each Class of Bonds is based on the related Loan Group

1. Group 1 Overcollateralization. The required initial Group 1 Overcollateralization will be approximately -1.75% and the required target Group 1 Overcollateralization will be 0.35% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Original Pre-Funded Amount. The required Group 1 Overcollateralization amount does not step down.

2. Group 2 Overcollateralization. The required initial Group 2 Overcollateralization will be zero and the required target Group 2 Overcollateralization will be [0.40]% of the sum the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (such balance the "Group 2 Cut-off Date Balance") and the Group 2 Original Pre-Funded Amount. The required Group 2 Overcollateralization amount does not step down.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Bonds will be equal to the available funds remaining after payment of priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below.

4. Subordination. The Subordinate Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under *"Realized Losses"* below. The Class 2-A-2 Bonds will provide additional subordination to the Class 2-A-1 Bonds only, to the extent described under *"Realized Losses"* below.

5. Bond Insurance Policy. FGIC will unconditionally and irrevocably guarantee (i) the ultimate payment of principal and (ii) current interest, on the Group 1 Bonds only, except shortfalls and losses resulting from prepayment interest shortfalls, Servicemembers Civil Relief Act shortfalls and Basis Risk Amounts. FGIC's claims paying ability is rated AAA and Aaa by S&P and Moody's, respectively.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Following the reduction of any Group 1 Overcollateralization to zero, any Realized Losses otherwise attributable to the Group 1 Bonds will result in a draw on the Bond Insurance Policy (subject to certain exceptions described above).

Following the reduction of any Group 2 Overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied to the Subordinate Bonds and the Class 2-A-2 Bonds, beginning with the Class 2-B Bonds, then to the Class 2-M-6 Bonds, then to the Class 2-M-5 Bonds, then to the Class 2-M-4 Bonds, then to the Class 2-M-3 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-M-1 Bonds and, thereafter, to the Class 2-A-2 Bonds. Any Realized Losses allocated to the Subordinate Bonds and Class 2-A-2 Bonds will not bear interest and will be reimbursed solely as provided below in *"Group 2 Priority of Payments."*

Allocated Realized Loss Amount:

With respect to any class of Bonds (except for the Group 1 Bonds and the Class 2-A-1 Bonds) and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1

Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, among the Group 1 Bonds (such amount the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments: Available funds from the Group 1 Mortgage Loans (which are inclusive of prepayment charges and net of any servicing, master servicing, indenture trustee, owner trustee, private mortgage insurance premium and Net Derivative Fees and Bond Insurance Policy premium rate) will be distributed as follows:

1. Group 1 interest funds concurrently, to the Group 1 Bonds;
2. From remaining Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds;
3. Group 1 Excess Cash Flow, to the Bond Insurer, as reimbursement for prior draws on the Bond Insurance Policy;
4. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 3 above, as principal to the Group 1 Bonds on a *pro rata* basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
5. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 4 above, concurrently, to the Group 1 Bonds to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 5 above, concurrently, to the Group 1 Bonds, to cover any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;
7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target amount (after application of Group 2 Excess Cash Flow)
8. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 7 above, sequentially to the Class 2-A-2, Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, to the Certificates.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, among the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments: Available funds from the Group 2 Mortgage Loans (which are inclusive of prepayment charges net of any servicing, master servicing, indenture trustee, owner trustee and Net Derivative Fees) will be distributed as follows:

1. Group 2 interest funds, sequentially, to (i) pro rata, to the Class 2-A-1 and Class 2-A-2 Bonds and (ii) sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds;

2. From remaining Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Group 2 Bonds on a *pro rata* basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
4. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class 2-A-2, Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds, in respect of Allocated Realized Loss Amounts;
5. Group 2 Excess Cash Flow, following the distributions described in Clause 4 above, sequentially to (i) concurrently, to the Class 2-A-1 and Class 2-A-2 Bonds and (ii) sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 5 above, sequentially to (i) pro rata, to the Class 2-A-1 and Class 2-A-2 Bonds and (ii) sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-M-3, Class 2-M-4, Class 2-M-5, Class 2-M-6 and Class 2-B Bonds, to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
7. Any remaining Group 2 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target amount (after application of Group 1 Excess Cash Flow); and
8. Any remaining Group 2 Excess Cash Flow, following the distributions described in clause 7 above, to the Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2004-11, Class 1-A-1

Price-DM Sensitivity Report

Settlement:	12/20/04
Class Balance:	$695,000,000
Pass-Thru Margin (pre-step-up):	0.270%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	27	27	27	27	27
WAL (yr)	9.40	2.92	2.27	1.41	1.09
MDUR (yr)	8.27	2.76	2.18	1.37	1.07
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	39	31	31	32	32
WAL (yr)	19.81	3.55	2.78	1.72	1.35
MDUR (yr)	14.80	3.26	2.60	1.65	1.30
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Jun24	Aug20	Oct14	Aug12

Impac CMB Trust Series 2004-11, Class 1-A-2

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$178,348,000
Pass-Thru Margin (pre-step-up):	0.270%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	27	27	27	27	27
WAL (yr)	9.40	2.92	2.27	1.41	1.09
MDUR (yr)	8.27	2.76	2.18	1.37	1.07
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	39	31	31	32	32
WAL (yr)	19.81	3.55	2.78	1.72	1.35
MDUR (yr)	14.80	3.26	2.60	1.65	1.30
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Jun24	Aug20	Oct14	Aug12

Impac CMB Trust Series 2004-11, Class 2-A-1

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$470,667,000
Pass-Thru Margin (pre-step-up):	0.280%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	28	28	28	28	28
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.46	2.77	2.18	1.36	1.06
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	40	32	32	33	33
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	15.05	3.25	2.59	1.62	1.27
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-A-2

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$52,296,000
Pass-Thru Margin (pre-step-up):	0.330%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	33	33	33	33	33
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.43	2.76	2.17	1.36	1.06
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	47	38	38	38	39
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	14.96	3.25	2.58	1.62	1.27
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-M-1

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$33,046,000
Pass-Thru Margin (pre-step-up):	0.520%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	52	52	52	52	52
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.35	2.75	2.17	1.35	1.06
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	63	56	56	56	56
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	14.68	3.23	2.57	1.61	1.27
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$30,479,000
Pass-Thru Margin (pre-step-up):	0.550%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	55	55	55	55	55
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.34	2.75	2.16	1.35	1.06
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	67	59	59	59	60
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	14.64	3.22	2.57	1.61	1.27
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-M-3

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$17,646,000
Pass-Thru Margin (pre-step-up):	0.600%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	60	60	60	60
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.32	2.75	2.16	1.35	1.06
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	73	64	65	65	65
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	14.56	3.22	2.56	1.61	1.27
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-M-4

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$11,229,000
Pass-Thru Margin (pre-step-up):	0.950%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	95	95	95	95	95
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.17	2.72	2.15	1.34	1.05
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	102	102	103	103
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	14.02	3.18	2.54	1.60	1.26
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-M-5

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$13,475,000
Pass-Thru Margin (pre-step-up):	1.00%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	100	100	100	100	100
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.15	2.72	2.14	1.34	1.05
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	121	107	108	108	108
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	13.94	3.17	2.53	1.60	1.26
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-M-6

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$8,021,000
Pass-Thru Margin (pre-step-up):	1.15%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	115	115	115	115	115
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	8.08	2.71	2.14	1.34	1.05
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	138	123	124	124	124
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	13.73	3.16	2.52	1.59	1.26
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

Impac CMB Trust Series 2004-11, Class 2-B

Price-DM Sensitivity Report

Settlement:	12/30/04
Class Balance:	$4,814,000
Pass-Thru Margin (pre-step-up):	1.65%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	165	165	165	165	165
WAL (yr)	9.62	2.93	2.27	1.39	1.08
MDUR (yr)	7.88	2.67	2.11	1.33	1.04
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Dec14	Nov10	Jul09	Oct07	Feb07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	197	176	177	178	178
WAL (yr)	20.14	3.54	2.76	1.69	1.31
MDUR (yr)	13.04	3.11	2.49	1.58	1.25
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Nov34	Aug23	Dec19	Apr14	Mar12

[Available Rate Schedules and Collateral Tables to follow]

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	5.19	5.19
2	4.66	11.80
3	5.00	12.38
4	4.81	12.43
5	5.12	13.07
6	5.18	13.31
7	5.33	13.63
8	5.27	13.71
9	5.32	13.89
10	5.49	14.19
11	5.51	14.36
12	5.73	14.72
13	5.70	14.78
14	5.75	14.93
15	6.07	15.37
16	5.82	15.20
17	5.96	15.49
18	5.92	15.56
19	6.04	15.78
20	5.98	15.78
21	6.01	15.89
22	6.12	16.08
23	6.08	16.15
24	6.88	15.57
25	6.62	12.04
26	6.70	12.20
27	7.24	12.84
28	6.73	12.27
29	6.91	12.58
30	6.82	12.78
31	7.01	13.09
32	6.86	12.96
33	6.88	13.01
34	7.05	13.25

Period	Available Rate (2)	Available Rate (3)
35	6.78	11.45
36	7.21	12.01
37	7.09	12.04
38	7.07	10.47
39	7.52	11.06
40	7.08	10.50
41	7.32	10.84
42	7.18	10.96
43	7.43	11.33
44	7.22	11.10
45	7.23	11.11
46	7.46	11.42
47	7.26	11.16
48	7.57	11.58
49	7.37	11.32
50	7.39	11.34
51	8.11	12.33
52	7.40	11.37
53	7.64	11.69
54	7.49	11.46
55	7.74	11.79
56	NA	11.51

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	5.31	5.31
2	4.87	11.54
3	5.24	12.11
4	5.00	12.05
5	5.28	12.51
6	5.35	12.79
7	5.52	13.17
8	5.44	13.24
9	5.47	13.41
10	5.64	13.72
11	5.62	13.83
12	5.84	14.23
13	5.79	14.30
14	5.83	14.45
15	6.19	14.93
16	5.90	14.71
17	6.05	14.99
18	6.00	15.08
19	6.13	15.33
20	6.06	15.33
21	6.09	15.44
22	6.21	15.63
23	6.18	15.69
24	7.12	16.61
25	6.72	11.53
26	6.77	11.65
27	7.35	12.33
28	6.80	11.71
29	6.99	12.01
30	6.91	12.23
31	7.11	12.54
32	6.95	12.39
33	6.96	12.43
34	7.15	12.68
35	6.86	10.52
36	7.22	11.38
37	7.16	11.62
38	7.17	10.99
39	7.62	11.59
40	7.18	11.02
41	7.42	11.37
42	7.28	11.46
43	7.54	11.88
44	7.33	11.62
45	7.34	11.64
46	7.57	11.96
47	7.37	11.70
48	7.68	12.08
49	7.49	11.81
50	7.51	11.84
51	8.24	12.84
52	7.53	11.87
53	7.77	12.20
54	7.62	11.94
55	7.88	12.28
56	NA	12.00

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		4,552	
Total Outstanding Balance		$858,327,052	
Average Loan Balance		$188,560	$4,833 to $600,000
WA Mortgage Rate		6.024%	2.250% to 11.250%
WA Mortgage Rate Net LPMI		5.941%	2.250% to 11.250%
Net WAC		5.548%	1.842% to 10.967%
ARM Characteristics			
WA Gross Margin		4.063%	1.500% to 10.000%
WA Months to First Roll		27	1 to 84
WA First Periodic Cap		3.014%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.131%	1.000% to 6.000%
WA Lifetime Cap		12.118%	8.250% to 18.875%
WA Lifetime Floor		4.298%	1.500% to 10.750%
WA Original Term (months)		359	180 to 360
WA Remaining Term (months)		355	179 to 360
WA Age (months)		4	0 to 129
WA LTV		77.70%	17.09% to 100.00%
WA FICO		686	
WA DTI%		39.24%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		69.69%	
Prepay Moves Exempted	Soft	37.00%	
	Hard	32.67%	
	No Prepay	30.32%	

Top States		Top Prop Types		Top Doc Types		Top Purpose Codes		Top Occ Codes		Top Orig PP Term	
CA	40.12%	SFR	61.42%	REDUCED	51.06%	PUR	62.46%	OWNER	78.54%	0	30.31%
FL	9.71%	PUD	15.81%	FULL/ALT	25.67%	REFI/CO	28.22%	INV HM	18.21%	6	0.90%
AZ	4.59%	2-4 FAMILY	10.89%	NINA	6.40%	REFI	9.32%	2ND HM	3.24%	7	0.40%
VA	4.57%	CND	10.83%	SISA	6.14%					12	8.25%
NJ	4.04%	TWN	0.54%	NISA	6.11%					24	35.14%
										30	0.04%
										36	16.78%
										48	0.02%
										60	8.16%

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$5,282,350	32	0.62	$165,073	6.611	180.00	693	66.80
20Yr Fixed	$395,000	2	0.05	$197,500	6.773	240.00	648	63.21
30Yr Fixed	$75,201,976	454	8.76	$165,643	7.203	359.78	681	76.11
25Yr Fixed	$118,566	1	0.01	$118,566	6.750	294.00	730	88.52
30/15 Fixed Balloon	$541,000	3	0.06	$180,333	7.817	179.71	697	72.88
30Yr Fixed - IO	$18,584,306	98	2.17	$189,636	7.158	359.53	692	79.20
30Y LIB1M	$184,000	1	0.02	$184,000	4.990	360.00	740	80.00
30Y LIB1M - IO	$4,172,600	21	0.49	$198,695	5.034	359.88	714	73.20
30Y LIB6M	$45,080,904	252	5.25	$178,892	4.687	326.61	680	85.97
30Y LIB6M - IO	$35,862,345	165	4.18	$217,348	5.288	359.19	696	77.30
30Y LIB12M	$2,550,886	10	0.30	$255,089	5.964	358.90	684	82.36
30Y LIB12M - IO	$27,145,930	122	3.16	$222,508	5.141	358.86	688	79.72
30Y CMT1Y	$42,164	1	0.00	$42,164	4.250	231.00	750	80.00
2/28 LIB6M	$144,255,614	859	16.81	$167,934	6.163	349.36	671	80.20
2/28 LIB6M - IO	$254,380,847	1,259	29.64	$202,050	6.092	359.27	682	77.79
3/27 LIB6M	$32,859,644	207	3.83	$158,742	6.482	355.86	674	76.61
3/27 LIB6M - IO	$91,003,948	456	10.60	$199,570	5.694	359.57	699	74.94
3/1 LIB12M	$1,767,180	8	0.21	$220,898	6.209	358.84	672	83.45
3/1 LIB12M - IO	$5,664,810	29	0.66	$195,338	6.292	358.92	680	82.40
5/25 LIB6M	$21,154,184	109	2.46	$194,075	6.072	359.31	694	74.76
5/25 LIB6M - IO	$81,446,849	415	9.49	$196,257	5.780	359.54	702	74.76
5/1 LIB12M	$795,568	4	0.09	$198,892	5.970	358.99	694	81.87
5/1 LIB12M - IO	$2,722,555	16	0.32	$170,160	5.864	358.93	702	77.25
7/23 LIB6M	$2,259,397	9	0.26	$251,044	5.646	359.54	737	63.19
7/23 LIB6M - IO	$4,854,430	19	0.57	$255,496	5.422	359.72	739	66.54
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$610,352	14	0.07	$43,597	5.343	323.98	673	75.57
$50,000.01 - $100,000.00	$47,581,584	570	5.54	$83,476	6.455	351.59	678	77.11
$100,000.01 - $150,000.00	$141,373,670	1,132	16.47	$124,888	6.241	354.01	681	78.85
$150,000.01 - $200,000.00	$173,766,146	990	20.24	$175,521	6.039	352.72	681	77.96
$200,000.01 - $250,000.00	$180,482,493	803	21.03	$224,760	5.960	355.20	683	77.83
$250,000.01 - $300,000.00	$170,395,593	619	19.85	$275,276	5.892	354.44	689	77.87
$300,000.01 - $350,000.00	$108,180,007	339	12.60	$319,115	5.801	357.99	692	76.59
$350,000.01 - $400,000.00	$16,193,551	43	1.89	$376,594	6.392	355.27	705	78.04
$400,000.01 - $450,000.00	$7,160,557	17	0.83	$421,209	5.958	357.37	724	72.32
$450,000.01 - $500,000.00	$7,703,600	16	0.90	$481,475	6.040	359.68	691	72.37
$500,000.01 - $550,000.00	$3,110,500	6	0.36	$518,417	6.146	359.50	706	75.02
$550,000.01 - $600,000.00	$1,769,000	3	0.21	$589,667	5.375	359.68	722	60.38
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$318,647	7	0.04	$45,521	5.665	343.92	677	75.71
$50,000.01 - $100,000.00	$46,719,203	564	5.44	$82,835	6.488	352.07	678	77.04
$100,000.01 - $150,000.00	$139,901,131	1,127	16.30	$124,136	6.256	354.37	681	78.73
$150,000.01 - $200,000.00	$172,490,944	988	20.10	$174,586	6.054	352.92	681	77.85
$200,000.01 - $250,000.00	$180,452,652	807	21.02	$223,609	5.958	355.19	684	77.87
$250,000.01 - $300,000.00	$168,749,769	616	19.66	$273,944	5.906	354.76	688	77.82
$300,000.01 - $350,000.00	$113,083,660	356	13.17	$317,651	5.749	356.43	693	77.13
$350,000.01 - $400,000.00	$16,867,389	45	1.97	$374,831	6.319	354.00	708	77.14
$400,000.01 - $450,000.00	$6,730,330	16	0.78	$420,646	6.035	359.63	727	73.83
$450,000.01 - $500,000.00	$8,133,827	17	0.95	$478,460	5.971	357.69	691	71.11
$500,000.01 - $550,000.00	$3,110,500	6	0.36	$518,417	6.146	359.50	706	75.02
$550,000.01 - $600,000.00	$1,769,000	3	0.21	$589,667	5.375	359.68	722	60.38
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$1,301,863	10	0.15	$130,186	5.593	359.13	709	81.09
AR	$424,752	4	0.05	$106,188	5.850	341.98	672	78.20
AZ	$39,412,740	271	4.59	$145,434	6.049	356.33	687	77.88
CA	$344,324,487	1,457	40.12	$236,324	5.701	353.86	690	75.41
CO	$18,908,303	110	2.20	$171,894	5.826	353.64	673	79.02
CT	$4,753,583	28	0.55	$169,771	6.110	350.44	692	80.71
DC	$3,115,200	14	0.36	$222,514	6.522	359.43	701	68.62
DE	$1,380,390	10	0.16	$138,039	6.305	340.48	705	77.89
FL	$83,350,958	527	9.71	$158,161	6.423	355.79	685	79.58
GA	$28,529,460	193	3.32	$147,821	5.913	356.54	690	80.80
HI	$7,936,912	28	0.92	$283,461	5.882	355.56	688	72.67
IA	$588,711	6	0.07	$98,119	6.879	358.78	636	79.34
ID	$596,800	4	0.07	$149,200	6.237	359.37	674	76.30
IL	$24,975,268	148	2.91	$168,752	6.298	354.57	680	79.65
IN	$3,010,843	24	0.35	$125,452	6.463	355.21	695	75.17
KS	$1,470,828	11	0.17	$133,712	6.585	340.86	648	83.01
KY	$1,161,895	9	0.14	$129,099	5.638	337.06	666	86.96
LA	$494,400	2	0.06	$247,200	7.122	359.34	623	80.00
MA	$10,013,038	45	1.17	$222,512	6.600	354.31	684	77.06
MD	$28,257,980	144	3.29	$196,236	6.289	355.66	682	80.28
ME	$1,347,039	8	0.16	$168,380	6.074	359.30	688	74.48
MI	$8,623,147	69	1.00	$124,973	6.091	344.39	662	80.76
MN	$15,461,700	88	1.80	$175,701	6.153	357.70	672	80.20
MO	$5,363,408	40	0.62	$134,085	6.592	356.59	660	81.45
MS	$352,522	3	0.04	$117,507	5.847	359.00	660	78.51
MT	$272,847	2	0.03	$136,423	5.417	343.07	662	92.00
NC	$8,165,900	69	0.95	$118,346	6.378	354.59	667	80.54
NE	$302,707	3	0.04	$100,902	6.423	358.86	716	85.53

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NH	$3,088,756	15	0.36	$205,917	6.554	347.06	652	82.31
NJ	$34,654,039	169	4.04	$205,053	6.884	358.09	680	79.33
NM	$1,639,238	13	0.19	$126,095	6.841	347.03	658	81.47
NV	$34,583,404	172	4.03	$201,066	5.977	356.70	696	78.00
NY	$20,988,129	84	2.45	$249,859	6.411	357.16	687	73.48
OH	$6,151,405	42	0.72	$146,462	6.058	353.36	671	81.62
OK	$731,865	7	0.09	$104,552	6.117	359.01	685	81.58
OR	$7,795,123	50	0.91	$155,902	5.990	354.00	700	76.65
PA	$5,033,737	34	0.59	$148,051	6.562	353.16	658	81.75
RI	$2,722,784	13	0.32	$209,445	6.581	355.02	665	78.33
SC	$4,524,531	40	0.53	$113,113	6.697	355.97	672	80.69
TN	$3,717,884	32	0.43	$116,184	6.243	348.97	673	81.65
TX	$23,372,833	183	2.72	$127,720	6.143	350.13	685	82.55
UT	$5,706,688	41	0.66	$139,188	5.989	356.08	675	79.69
VA	$39,252,882	194	4.57	$202,334	6.153	356.04	682	80.15
VT	$448,000	2	0.05	$224,000	5.648	359.27	682	70.03
WA	$15,389,352	97	1.79	$158,653	5.691	348.41	686	79.14
WI	$3,924,375	31	0.46	$126,593	6.400	358.04	670	80.37
WV	$355,095	3	0.04	$118,365	7.122	357.80	659	75.08
WY	$349,250	3	0.04	$116,417	7.112	360.00	715	86.93
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$420,000	3	0.05	$140,000	5.818	359.17	706	17.59
20.01 - 25.00	$827,000	5	0.10	$165,400	5.659	360.00	706	22.12
25.01 - 30.00	$1,315,786	10	0.15	$131,579	6.269	359.80	674	28.05
30.01 - 35.00	$3,619,011	22	0.42	$164,500	6.004	338.13	694	32.03
35.01 - 40.00	$3,489,334	20	0.41	$174,467	5.011	352.62	720	38.07
40.01 - 45.00	$4,114,933	23	0.48	$178,910	6.013	345.23	677	42.92
45.01 - 50.00	$7,288,443	36	0.85	$202,457	5.820	347.13	680	47.74
50.01 - 55.00	$7,990,877	44	0.93	$181,611	5.883	345.76	674	52.97
55.01 - 60.00	$18,280,937	87	2.13	$210,126	5.661	351.48	696	58.34
60.01 - 65.00	$18,728,194	96	2.18	$195,085	5.680	353.06	686	63.08
65.01 - 70.00	$164,319,308	819	19.14	$200,634	5.532	357.54	697	69.62
70.01 - 75.00	$35,091,621	186	4.09	$188,665	6.134	355.72	675	73.93
75.01 - 80.00	$431,150,470	2,294	50.23	$187,947	6.089	356.88	684	79.77
80.01 - 85.00	$15,838,905	85	1.85	$186,340	6.479	352.81	672	84.25
85.01 - 90.00	$86,615,432	495	10.09	$174,981	6.627	347.29	675	89.69
90.01 - 95.00	$52,056,769	287	6.06	$181,382	6.114	343.70	688	94.88
95.01 - 100.00	$7,180,034	40	0.84	$179,501	6.621	354.17	712	99.46
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.499	$154,000	1	0.02	$154,000	2.250	360.00	793	70.00
3.000 - 3.499	$1,289,613	6	0.15	$214,935	3.276	348.82	705	78.22
3.500 - 3.999	$13,628,713	75	1.59	$181,716	3.816	333.03	700	82.02
4.000 - 4.499	$30,907,430	165	3.60	$187,318	4.231	338.16	691	78.84
4.500 - 4.999	$88,292,908	431	10.29	$204,856	4.751	348.43	709	75.55
5.000 - 5.499	$122,621,136	603	14.29	$203,352	5.201	355.10	700	74.68
5.500 - 5.999	$182,793,609	901	21.30	$202,879	5.735	356.77	690	75.63
6.000 - 6.499	$143,510,280	768	16.72	$186,862	6.223	357.25	681	77.65
6.500 - 6.999	$143,051,514	806	16.67	$177,483	6.697	356.78	675	78.77
7.000 - 7.499	$53,492,735	315	6.23	$169,818	7.200	356.89	668	80.82
7.500 - 7.999	$40,616,314	243	4.73	$167,145	7.695	355.91	668	84.33
8.000 - 8.499	$14,328,788	90	1.67	$159,209	8.146	353.63	660	83.67
8.500 - 8.999	$15,386,708	91	1.79	$169,085	8.653	356.72	658	83.27
9.000 - 9.499	$3,789,289	27	0.44	$140,344	9.161	354.39	634	86.16
9.500 - 9.999	$3,167,562	21	0.37	$150,836	9.715	356.39	638	91.01
10.000 - 10.499	$1,041,212	6	0.12	$173,535	10.282	353.57	627	91.07
10.500 - 10.999	$125,742	2	0.01	$62,871	10.603	329.55	621	88.83
11.000 - 11.499	$129,500	1	0.02	$129,500	11.250	180.00	723	70.00
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$527,199,872	2,900	61.42	$181,793	6.033	354.03	680	77.99
PUD	$135,681,394	725	15.81	$187,147	5.834	354.88	693	78.88
2-4 FAMILY	$93,450,812	374	10.89	$249,868	6.359	355.42	695	74.45
CND	$92,945,759	497	10.83	$187,014	5.868	355.92	693	77.81
TWN	$4,619,009	30	0.54	$153,967	6.356	359.42	679	77.44
CNDP	$4,115,207	25	0.48	$164,608	6.740	356.59	695	73.71
CNDH	$315,000	1	0.04	$315,000	5.990	360.00	731	68.47
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$536,151,857	2,891	62.46	$185,456	6.024	355.24	694	79.90
REFI/CO	$242,205,019	1,266	28.22	$191,315	6.082	353.79	668	73.87
REFI	$79,970,176	395	9.32	$202,456	5.852	352.38	680	74.50
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$674,130,560	3,501	78.54	$192,554	5.989	354.44	680	78.40
INV HM	$156,343,859	895	18.21	$174,686	6.155	355.18	705	74.86
2ND HM	$27,852,633	156	3.24	$178,543	6.137	354.15	704	76.62
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$5,823,350	35	0.68	$166,381	6.723	179.97	693	67.37
181 - 240	$437,164	3	0.05	$145,721	6.529	239.13	658	64.83
241 - 300	$2,416,328	21	0.28	$115,063	6.379	288.06	686	86.20
301 - 360	$849,650,211	4,493	98.99	$189,105	6.018	356.01	685	77.75
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$438,269,918	2,156	51.06	$203,279	6.076	356.84	690	76.47
FULL/ALT	$220,339,133	1,299	25.67	$169,622	5.851	357.93	676	77.54
NINA	$54,903,627	296	6.40	$185,485	6.374	355.27	697	76.00
SISA	$52,712,889	265	6.14	$198,917	6.418	353.90	670	77.14
NISA	$52,471,297	308	6.11	$170,361	5.949	336.29	683	85.77
NO RATIO	$38,259,414	219	4.46	$174,701	5.466	333.98	699	84.89
NAV	$1,370,774	9	0.16	$152,308	6.457	358.55	681	73.58
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$1,357,450	9	0.16	$150,828	5.543	349.95	N/A	59.98
801 - 820	$6,573,227	30	0.77	$219,108	5.428	347.45	806	66.44
781 - 800	$19,939,474	95	2.32	$209,889	5.425	353.76	789	74.83
761 - 780	$43,515,645	215	5.07	$202,398	5.673	355.34	770	75.03
741 - 760	$65,012,338	345	7.57	$188,442	5.677	356.15	751	77.12
721 - 740	$76,077,928	391	8.86	$194,573	5.685	354.04	730	78.07
701 - 720	$97,121,388	506	11.32	$191,940	5.898	355.27	710	78.02
681 - 700	$125,794,075	648	14.66	$194,127	5.989	354.78	690	78.12
661 - 680	$132,933,868	685	15.49	$194,064	6.096	354.90	671	78.68
641 - 660	$130,382,750	712	15.19	$183,122	6.152	354.49	650	77.81

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
621 - 640	$98,951,537	560	11.53	$176,699	6.304	354.07	631	78.25
601 - 620	$47,277,924	275	5.51	$171,920	6.510	353.93	611	79.31
581 - 600	$7,911,590	45	0.92	$175,813	7.001	344.91	593	74.26
561 - 580	$1,442,099	10	0.17	$144,210	7.983	350.46	568	68.92
541 - 560	$2,379,975	16	0.28	$148,748	8.367	351.79	550	69.37
521 - 540	$826,286	5	0.10	$165,257	8.125	358.83	530	66.43
501 - 520	$732,000	4	0.09	$183,000	8.391	360.00	510	62.55
<= 500	$97,500	1	0.01	$97,500	9.250	360.00	500	75.00
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$260,198,514	1,372	30.31	$189,649	6.092	353.67	688	77.87
6	$7,739,271	38	0.90	$203,665	5.586	353.44	701	74.24
7	$3,465,291	15	0.40	$231,019	5.835	359.65	732	71.39
12	$70,824,461	343	8.25	$206,485	6.060	357.02	685	76.44
24	$301,591,422	1,611	35.14	$187,208	5.998	355.12	678	78.34
30	$322,592	3	0.04	$107,531	5.243	329.96	731	91.48
36	$144,032,140	764	16.78	$188,524	5.831	354.29	693	77.21
48	$156,300	1	0.02	$156,300	5.875	180.00	745	44.66
60	$69,997,062	405	8.16	$172,832	6.306	353.95	688	77.27
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**

Range of Months to Roll (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	4	$124,597,511	682	16.43	$182,694	5.025	335.17	686	82.04
7 - 12	11	$29,696,816	132	3.92	$224,976	5.211	358.86	688	79.94
13 - 18	18	$177,234	1	0.02	$177,234	7.750	354.00	708	100.00
19 - 24	23	$362,308,283	1,897	47.79	$190,990	6.222	359.23	678	78.24
32 - 37	35	$128,191,029	678	16.91	$189,072	5.910	359.46	692	75.62
50 - 55	51	$206,608	1	0.03	$206,608	7.000	351.00	715	80.00
56 - 61	59	$105,912,548	543	13.97	$195,051	5.839	359.49	700	74.87
80 - 85	84	$7,113,827	28	0.94	$254,065	5.493	359.66	738	65.47
		$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Margin (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500 - 1.749	$198,153	1	0.03	$198,153	3.750	324.00	653	80.00
1.750 - 1.999	$171,000	1	0.02	$171,000	3.500	358.00	751	95.00
2.000 - 2.249	$1,931,676	11	0.25	$175,607	3.691	340.77	713	80.35
2.250 - 2.499	$58,331,095	273	7.69	$213,667	5.268	358.04	715	73.99
2.500 - 2.749	$17,357,885	91	2.29	$190,746	4.893	338.54	713	80.98
2.750 - 2.999	$54,398,532	283	7.17	$192,221	4.956	340.71	697	79.96
3.000 - 3.249	$65,847,784	337	8.68	$195,394	5.195	350.65	689	79.78
3.250 - 3.499	$103,732,931	529	13.68	$196,092	5.472	355.54	727	75.24
3.500 - 3.749	$59,959,451	302	7.91	$198,541	5.875	356.04	693	79.57
3.750 - 3.999	$141,149,182	712	18.62	$198,243	5.918	359.05	670	74.25
4.000 - 4.249	$8,436,992	44	1.11	$191,750	6.036	347.74	693	81.16
4.250 - 4.499	$12,517,321	65	1.65	$192,574	6.444	356.80	652	75.61
4.500 - 4.749	$10,166,271	55	1.34	$184,841	6.609	358.36	684	78.92
4.750 - 4.999	$6,804,236	31	0.90	$219,491	6.714	354.68	690	79.94
5.000 - 5.249	$40,413,063	213	5.33	$189,733	6.527	358.24	685	79.04
5.250 - 5.499	$14,546,055	79	1.92	$184,127	6.240	358.58	666	81.24
5.500 - 5.749	$24,110,313	129	3.18	$186,902	6.206	358.53	664	79.77
5.750 - 5.999	$37,970,397	191	5.01	$198,798	6.463	358.66	665	79.94
6.000 - 6.249	$32,663,645	198	4.31	$164,968	6.625	358.75	649	81.21
6.250 - 6.499	$24,121,039	145	3.18	$166,352	6.768	358.65	649	82.10
6.500 - 6.749	$15,882,004	102	2.09	$155,706	6.876	358.74	650	81.79
6.750 - 6.999	$11,774,353	74	1.55	$159,113	6.936	358.44	648	79.83
7.000 - 7.249	$5,325,649	32	0.70	$166,427	7.489	358.82	643	83.33
7.250 - 7.499	$5,174,878	29	0.68	$178,444	7.444	358.34	650	83.68
7.500 - 7.749	$3,220,957	20	0.42	$161,048	7.960	358.92	649	80.97
7.750 - 7.999	$486,600	4	0.06	$121,650	8.140	358.45	641	83.24
8.000 - 8.249	$283,625	3	0.04	$94,542	8.452	358.59	636	88.23
8.250 - 8.499	$298,318	2	0.04	$149,159	8.456	359.00	654	92.41
8.500 - 8.749	$699,250	4	0.09	$174,813	8.625	358.95	656	88.84
9.250 - 9.499	$100,700	1	0.01	$100,700	9.625	360.00	702	95.00
>= 10.000	$130,500	1	0.02	$130,500	10.250	360.00	645	90.00
	$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

Range of Maximum Rates (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.000 - 8.499	$154,000	1	0.02	$154,000	2.250	360.00	793	70.00
9.000 - 9.499	$929,250	4	0.12	$232,313	3.308	358.83	693	74.00
9.500 - 9.999	$4,296,096	21	0.57	$204,576	3.949	359.05	729	78.49
10.000 - 10.499	$15,079,316	75	1.99	$201,058	4.380	358.91	719	69.39
10.500 - 10.999	$62,784,603	291	8.28	$215,755	4.795	359.34	716	72.37
11.000 - 11.499	$107,700,424	517	14.20	$208,318	5.226	359.52	703	73.46
11.500 - 11.999	$170,581,262	837	22.50	$203,801	5.745	359.45	689	75.49
12.000 - 12.499	$125,892,560	679	16.60	$185,409	6.226	359.18	677	78.76

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.500 - 12.999	$155,743,769	858	20.54	$181,520	6.063	348.79	679	81.09
13.000 - 13.499	$45,823,813	262	6.04	$174,900	6.632	349.86	665	83.26
13.500 - 13.999	$35,484,416	209	4.68	$169,782	6.612	345.15	661	85.80
14.000 - 14.499	$13,501,660	79	1.78	$170,907	6.699	341.72	655	87.01
14.500 - 14.999	$13,343,334	77	1.76	$173,290	7.891	349.69	670	83.89
15.000 - 15.499	$2,705,713	24	0.36	$112,738	8.265	342.87	649	86.79
15.500 - 15.999	$2,340,007	15	0.31	$156,000	8.839	349.96	617	80.00
16.000 - 16.499	$1,431,401	8	0.19	$178,925	9.509	345.41	599	81.73
16.500 - 16.999	$305,252	4	0.04	$76,313	9.298	332.89	615	79.80
18.500 - 18.999	$106,979	1	0.01	$106,979	8.875	321.00	549	75.00
	$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

Next Interest Adjustment Date (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/05	$10,197,266	58	1.34	$175,815	4.821	338.84	701	80.49
02/05	$4,791,991	26	0.63	$184,307	5.196	324.84	684	83.45
03/05	$15,932,917	97	2.10	$164,257	5.224	322.14	678	84.50
04/05	$22,120,806	126	2.92	$175,562	5.069	327.69	684	81.06
05/05	$40,722,375	216	5.37	$188,530	4.889	339.10	683	83.40
06/05	$28,425,356	149	3.75	$190,774	5.070	340.99	688	80.64
07/05	$2,406,800	10	0.32	$240,680	5.606	360.00	694	72.20
08/05	$2,687,520	14	0.35	$191,966	4.838	356.00	702	80.00
09/05	$593,672	2	0.08	$296,836	6.755	357.00	614	83.22
10/05	$773,200	3	0.10	$257,733	4.984	358.00	679	79.84
11/05	$19,644,464	85	2.59	$231,111	5.094	359.00	692	79.89
12/05	$5,196,160	24	0.69	$216,507	5.671	360.00	679	80.41
01/06	$801,800	4	0.11	$200,450	5.437	360.00	664	75.62
06/06	$177,234	1	0.02	$177,234	7.750	354.00	708	100.00
08/06	$1,540,175	10	0.20	$154,018	6.727	356.00	664	78.74
09/06	$6,667,222	32	0.88	$208,351	6.556	357.17	660	78.16
10/06	$61,077,492	364	8.06	$167,795	6.536	358.27	659	80.78
11/06	$147,915,907	774	19.51	$191,106	6.246	359.00	674	79.34
12/06	$115,692,765	573	15.26	$201,907	6.075	359.98	691	76.81
01/07	$29,414,722	144	3.88	$204,269	5.923	360.00	689	73.03
08/07	$1,019,876	5	0.13	$203,975	6.996	356.00	685	87.94
09/07	$1,194,660	7	0.16	$170,666	6.845	357.24	680	77.03
10/07	$12,042,834	83	1.59	$145,094	6.477	358.57	662	79.29
11/07	$44,422,832	243	5.86	$182,810	5.988	359.00	688	77.73
12/07	$58,586,626	283	7.73	$207,020	5.704	360.00	704	73.95
01/08	$10,924,200	57	1.44	$191,653	5.877	360.00	677	70.63
03/09	$206,608	1	0.03	$206,608	7.000	351.00	715	80.00
08/09	$1,155,348	6	0.15	$192,558	6.483	356.00	717	84.46
09/09	$838,737	4	0.11	$209,684	6.562	357.00	718	82.07

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10/09	$5,140,136	27	0.68	$190,375	6.155	358.00	697	79.96
11/09	$36,763,588	185	4.85	$198,722	6.036	359.00	695	78.34
12/09	$46,979,435	248	6.20	$189,433	5.728	360.00	703	73.50
01/10	$15,035,304	73	1.98	$205,963	5.510	360.00	704	67.73
11/11	$2,399,347	10	0.32	$239,935	5.361	359.00	700	65.34
12/11	$2,699,950	10	0.36	$269,995	5.659	360.00	767	63.71
01/12	$2,014,530	8	0.27	$251,816	5.428	360.00	746	67.99
	$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

Initial Fixed Period (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$4,356,600	22	0.57	$198,027	5.032	359.89	715	73.49
6	$80,943,249	417	10.68	$194,109	4.953	341.05	687	82.13
12	$29,738,979	133	3.92	$223,601	5.210	358.68	688	79.94
24	$398,636,461	2,118	52.58	$188,214	6.118	355.68	678	78.66
36	$131,295,582	700	17.32	$187,565	5.924	358.60	692	75.80
60	$106,119,156	544	14.00	$195,072	5.842	359.47	700	74.88
84	$7,113,827	28	0.94	$254,065	5.493	359.66	738	65.47
	$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

Initial Cap (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$86,827,888	443	11.45	$196,000	4.970	342.69	688	81.81
1.500	$1,361,862	9	0.18	$151,318	7.159	336.10	611	67.62
2.000	$39,150,510	180	5.16	$217,503	5.469	358.66	687	80.45
3.000	$543,354,408	2,901	71.66	$187,299	6.054	356.51	682	77.31
4.000	$2,462,769	19	0.32	$129,619	5.206	360.00	725	79.03
5.000	$31,781,428	184	4.19	$172,725	6.017	359.34	708	78.45
6.000	$53,264,991	226	7.03	$235,686	5.715	359.38	705	75.59
	$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

$858,327,052 Group 1 Arm & Fixed Rate Mortgage Loans

Subsequent Cap (Excludes 590 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$657,320,173	3,512	86.69	$187,164	5.895	354.88	685	77.99
1.500	$6,572,224	35	0.87	$187,778	7.522	348.43	606	71.81
2.000	$93,831,457	414	12.38	$226,646	5.613	358.99	696	77.80
6.000	$480,000	1	0.06	$480,000	4.875	360.00	646	60.00
	$758,203,854	**3,962**	**100.00**	**$191,369**	**5.873**	**355.34**	**686**	**77.90**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.01 - 10.00	$815,849	4	0.10	$203,962	6.515	359.21	714	78.40
10.01 - 15.00	$5,511,676	35	0.64	$157,476	5.645	350.05	701	66.23
15.01 - 20.00	$11,603,358	69	1.35	$168,165	6.034	357.60	703	73.67
20.01 - 25.00	$21,910,063	131	2.55	$167,252	5.997	356.04	693	77.09
25.01 - 30.00	$44,256,006	246	5.16	$179,902	6.008	355.59	694	76.29
30.01 - 35.00	$74,520,169	409	8.68	$182,201	6.091	358.29	684	77.22
35.01 - 40.00	$123,142,180	635	14.35	$193,925	6.028	356.70	690	77.64
40.01 - 45.00	$149,429,603	784	17.41	$190,599	6.108	357.31	681	78.14
45.01 - 50.00	$142,233,063	722	16.57	$196,999	6.049	357.89	675	77.78
50.01 - 55.00	$11,904,739	59	1.39	$201,775	6.266	358.43	678	72.42
> 55.00	$1,792,253	10	0.21	$179,225	7.175	359.67	670	73.25
Not Required	$271,208,094	1,448	31.60	$187,298	5.937	348.77	689	78.51
	$858,327,052	**4,552**	**100.00**	**$188,560**	**6.024**	**354.56**	**686**	**77.70**



$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

			Range
Total Number of Loans		1,608	
Total Outstanding Balance		$641,674,631	
Average Loan Balance		$399,051	$8,763 to $1,500,000
WA Mortgage Rate		5.975%	2.990% to 16.990%
WA Mortgage Rate Net LPMI		5.891%	2.990% to 16.990%
Net WAC		5.477%	2.582% to 16.207%
ARM Characteristics			
WA Gross Margin		3.858%	2.000% to 8.330%
WA Months to First Roll		27	1 to 84
WA First Periodic Cap		3.110%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.185%	1.000% to 2.000%
WA Lifetime Cap		11.860%	8.990% to 16.750%
WA Lifetime Floor		4.033%	2.000% to 8.830%
WA Original Term (months)		353	120 to 360
WA Remaining Term (months)		350	31 to 360
WA Age (months)		3	0 to 97
WA LTV		77.05%	20.00% to 128.61%
WA FICO		688	
WA DTI%		39.00%	
Secured by (% of pool)	1st Liens	96.64%	
	2nd Liens	3.36%	
Prepayment Penalty at Loan Orig (% of all loans)		61.35%	
Prepay Moves Exempted	Soft	31.63%	
	Hard	29.72%	
	No Prepay	38.65%	

Top States		Top Prop Types		Top Doc Types		Top Purpose Codes		Top Occ Codes		Top Orig PP Term	
CA	69.59%	SFR	70.76%	REDUCED	59.54%	PUR	55.71%	OWNER	87.78%	0	38.65%
FL	4.84%	PUD	18.01%	FULL/ALT	22.09%	REFI/CO	30.24%	INV HM	9.79%	6	0.93%
VA	4.04%	CND	5.35%	SISA	7.38%	REFI	14.05%	2ND HM	2.44%	7	0.54%
NY	2.75%	2-4 FAMILY	4.46%	NINA	4.43%					12	10.38%
MD	2.26%	CNDP	1.12%	NO RATIO	4.04%					24	31.23%
										36	12.86%
										60	5.41%

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
25Yr Fixed	$243,418	7	0.04	$34,774	14.173	207.43	675	120.26
10Yr Fixed	$25,521	2	0.00	$12,761	14.582	32.78	642	113.63
15Yr Fixed	$5,290,718	96	0.82	$55,112	10.621	152.55	658	91.31
20Yr Fixed	$1,667,201	22	0.26	$75,782	8.960	202.73	692	78.69
30Yr Fixed	$21,275,566	47	3.32	$452,672	6.651	359.10	712	74.06
30/15 Fixed Balloon	$17,301,045	193	2.70	$89,643	11.692	177.84	698	95.39
30Yr Fixed - IO	$8,197,350	16	1.28	$512,334	6.783	359.69	683	72.26
30Y LIB1M	$510,000	1	0.08	$510,000	5.875	360.00	664	80.00
30Y LIB1M - IO	$8,679,900	13	1.35	$667,685	5.162	360.00	718	70.78
30Y LIB6M	$31,510,198	75	4.91	$420,136	4.839	330.03	677	79.46
30Y LIB6M - IO	$61,466,281	115	9.58	$534,489	5.160	359.47	703	72.83
30Y LIB12M	$453,407	1	0.07	$453,407	10.750	356.00	621	95.00
30Y LIB12M - IO	$17,806,500	40	2.78	$445,163	5.213	359.05	695	78.83
2/28 LIB6M	$45,136,377	107	7.03	$421,835	5.989	347.22	667	79.00
2/28 LIB6M - IO	$225,976,550	489	35.22	$462,120	6.121	359.01	669	79.69
3/27 LIB6M	$15,870,441	32	2.47	$495,951	6.137	358.29	672	76.14
3/27 LIB6M - IO	$77,316,674	157	12.05	$492,463	5.515	359.56	714	75.30
3/1 LIB12M	$579,200	1	0.09	$579,200	4.250	360.00	694	80.00
3/1 LIB12M - IO	$3,674,300	9	0.57	$408,256	5.934	359.03	678	84.13
5/25 LIB6M	$9,945,648	20	1.55	$497,282	5.985	355.47	712	72.55
5/25 LIB6M - IO	$77,137,473	141	12.02	$547,074	5.495	359.53	704	71.40
5/1 LIB12M	$1,039,000	2	0.16	$519,500	5.567	359.50	682	57.95
5/1 LIB12M - IO	$1,709,200	4	0.27	$427,300	5.063	359.78	746	74.93
7/23 LIB6M	$2,536,562	6	0.40	$422,760	5.358	359.50	706	72.23
7/23 LIB6M - IO	$6,326,100	12	0.99	$527,175	4.962	359.92	753	53.32
	$641,674,631	1,608	100.00	$399,051	5.975	349.83	688	77.05

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$5,664,734	200	0.88	$28,324	12.396	150.09	698	103.71
$50,000.01 - $100,000.00	$3,834,532	56	0.60	$68,474	11.470	179.48	707	95.06
$100,000.01 - $150,000.00	$1,725,063	13	0.27	$132,697	12.037	193.49	706	93.19
$150,000.01 - $200,000.00	$4,613,083	26	0.72	$177,426	11.495	184.15	688	95.95
$200,000.01 - $250,000.00	$2,671,437	12	0.42	$222,620	11.690	194.17	683	93.35
$250,000.01 - $300,000.00	$3,301,835	12	0.51	$275,153	11.991	191.92	681	99.57
$300,000.01 - $350,000.00	$44,345,408	130	6.91	$341,119	5.594	352.71	687	77.48
$350,000.01 - $400,000.00	$127,429,888	340	19.86	$374,794	5.778	354.67	685	79.39
$400,000.01 - $450,000.00	$90,612,307	213	14.12	$425,410	5.927	356.03	685	77.45
$450,000.01 - $500,000.00	$100,882,179	212	15.72	$475,859	5.849	355.85	688	78.15
$500,000.01 - $550,000.00	$53,834,907	103	8.39	$522,669	5.853	355.77	688	76.84
$550,000.01 - $600,000.00	$58,706,938	102	9.15	$575,558	5.828	358.53	682	77.91
$600,000.01 - $650,000.00	$40,398,375	64	6.30	$631,225	5.680	357.69	689	75.40
$650,000.01 - $700,000.00	$14,959,420	22	2.33	$679,974	5.680	359.41	684	73.12
$700,000.01 - $750,000.00	$32,268,574	44	5.03	$733,377	5.712	353.59	677	68.66
$750,000.01 - $800,000.00	$9,345,300	12	1.46	$778,775	5.650	359.42	710	71.71
$800,000.01 - $850,000.00	$5,783,050	7	0.90	$826,150	5.626	358.98	715	75.29
$850,000.01 - $900,000.00	$7,951,000	9	1.24	$883,444	5.677	359.56	673	69.75
$900,000.01 - $950,000.00	$1,870,000	2	0.29	$935,000	5.816	360.00	741	73.83
$950,000.01 - $1,000,000.00	$18,806,100	19	2.93	$989,795	5.409	353.41	704	62.25
$1,050,000.01 - $1,100,000.00	$2,165,000	2	0.34	$1,082,500	4.624	359.00	692	69.84
$1,150,000.01 - $1,200,000.00	$1,179,500	1	0.18	$1,179,500	4.875	359.00	709	70.00
$1,250,000.01 - $1,300,000.00	$3,860,000	3	0.60	$1,286,667	5.071	360.00	757	64.33
$1,300,000.01 - $1,350,000.00	$3,966,000	3	0.62	$1,322,000	5.831	360.00	716	60.90
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.23	$1,500,000	3.990	359.00	763	64.94
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$5,616,432	199	0.88	$28,223	12.422	150.17	697	103.83
$50,000.01 - $100,000.00	$3,882,835	57	0.61	$68,120	11.444	179.00	708	94.99
$100,000.01 - $150,000.00	$1,725,063	13	0.27	$132,697	12.037	193.49	706	93.19
$150,000.01 - $200,000.00	$4,432,283	25	0.69	$177,291	11.760	177.01	685	96.60
$200,000.01 - $250,000.00	$2,671,437	12	0.42	$222,620	11.690	194.17	683	93.35
$250,000.01 - $300,000.00	$3,301,835	12	0.51	$275,153	11.991	191.92	681	99.57
$300,000.01 - $350,000.00	$39,256,398	115	6.12	$341,360	5.715	356.89	686	76.82
$350,000.01 - $400,000.00	$130,220,983	349	20.29	$373,126	5.759	353.89	685	79.71
$400,000.01 - $450,000.00	$89,528,166	211	13.95	$424,304	5.929	356.27	684	77.62
$450,000.01 - $500,000.00	$102,003,076	215	15.90	$474,433	5.851	355.63	688	77.88
$500,000.01 - $550,000.00	$54,166,391	104	8.44	$520,831	5.845	355.57	687	77.00
$550,000.01 - $600,000.00	$60,288,514	106	9.40	$568,760	5.789	357.72	683	77.68
$600,000.01 - $650,000.00	$40,398,375	64	6.30	$631,225	5.680	357.69	689	75.40
$650,000.01 - $700,000.00	$15,488,321	23	2.41	$673,405	5.622	358.13	689	73.01

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$700,000.01 - $750,000.00	$31,546,283	43	4.92	$733,634	5.751	354.34	678	68.63
$750,000.01 - $800,000.00	$10,067,591	13	1.57	$774,430	5.532	356.66	707	71.58
$800,000.01 - $850,000.00	$5,783,050	7	0.90	$826,150	5.626	358.98	715	75.29
$850,000.01 - $900,000.00	$7,951,000	9	1.24	$883,444	5.677	359.56	673	69.75
$900,000.01 - $950,000.00	$1,870,000	2	0.29	$935,000	5.816	360.00	741	73.83
$950,000.01 - $1,000,000.00	$18,806,100	19	2.93	$989,795	5.409	353.41	704	62.25
$1,050,000.01 - $1,100,000.00	$2,165,000	2	0.34	$1,082,500	4.624	359.00	692	69.84
$1,150,000.01 - $1,200,000.00	$1,179,500	1	0.18	$1,179,500	4.875	359.00	709	70.00
$1,250,000.01 - $1,300,000.00	$3,860,000	3	0.60	$1,286,667	5.071	360.00	757	64.33
$1,300,000.01 - $1,350,000.00	$3,966,000	3	0.62	$1,322,000	5.831	360.00	716	60.90
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.23	$1,500,000	3.990	359.00	763	64.94
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$12,177	1	0.00	$12,177	15.250	80.00	625	106.42
AL	$994,966	3	0.16	$331,655	5.422	351.03	721	71.61
AR	$56,005	3	0.01	$18,668	13.916	92.49	679	94.52
AZ	$11,120,165	39	1.73	$285,132	6.727	335.65	685	79.52
CA	$446,539,601	996	69.59	$448,333	5.784	352.95	689	76.63
CO	$6,157,717	13	0.96	$473,671	6.238	338.75	638	80.21
CT	$3,197,489	10	0.50	$319,749	5.414	302.63	700	74.42
DC	$1,285,420	3	0.20	$428,473	6.699	359.26	696	81.95
DE	$399,592	1	0.06	$399,592	5.875	359.00	759	76.21
FL	$31,056,340	102	4.84	$304,474	6.454	345.10	680	78.01
GA	$9,569,114	32	1.49	$299,035	5.882	342.63	706	81.35
HI	$4,064,634	10	0.63	$406,463	6.387	345.14	676	71.42
IA	$758,700	2	0.12	$379,350	5.882	350.09	671	71.45
ID	$1,345,912	3	0.21	$448,637	4.074	352.19	723	55.58
IL	$11,979,675	32	1.87	$374,365	6.891	341.19	682	81.58
IN	$556,766	3	0.09	$185,589	7.951	336.09	756	89.90
KS	$92,041	4	0.01	$23,010	13.608	89.98	684	122.28
KY	$474,682	4	0.07	$118,670	6.637	277.07	652	78.42
LA	$52,601	2	0.01	$26,300	14.799	91.36	651	114.84
MA	$3,443,225	7	0.54	$491,889	6.979	339.85	635	77.27
MD	$14,531,906	40	2.26	$363,298	6.473	343.21	674	75.71
ME	$370,000	1	0.06	$370,000	5.625	359.00	678	77.90
MI	$3,739,467	7	0.58	$534,210	6.140	347.74	655	78.42
MN	$2,714,662	8	0.42	$339,333	6.629	343.89	639	85.59
MO	$734,403	3	0.11	$244,801	7.780	315.52	700	83.00
MS	$107,744	5	0.02	$21,549	13.649	103.67	653	113.29
MT	$38,238	2	0.01	$19,119	13.387	63.05	673	123.43
NC	$1,965,501	9	0.31	$218,389	5.896	329.09	647	79.30
ND	$67,405	2	0.01	$33,703	14.266	162.98	671	118.43

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NE	$18,722	1	0.00	$18,722	14.990	89.00	622	123.55
NJ	$10,874,212	31	1.69	$350,781	6.603	346.10	681	79.02
NM	$1,503,223	7	0.23	$214,746	6.539	338.85	639	62.51
NV	$12,252,150	37	1.91	$331,139	6.861	339.27	700	80.29
NY	$17,641,130	37	2.75	$476,787	6.127	356.97	709	71.90
OH	$1,688,108	9	0.26	$187,568	6.721	340.99	700	83.30
OK	$322,741	14	0.05	$23,053	13.825	112.98	673	116.71
OR	$292,538	8	0.05	$36,567	12.383	163.07	712	96.55
PA	$797,000	2	0.12	$398,500	4.741	358.00	731	84.16
SC	$4,238,867	10	0.66	$423,887	5.969	357.02	689	75.10
SD	$30,751	1	0.00	$30,751	12.990	93.00	697	118.59
TN	$492,327	2	0.08	$246,163	7.632	350.73	674	90.20
TX	$3,742,971	17	0.58	$220,175	6.126	319.24	690	82.26
UT	$1,821,744	8	0.28	$227,718	8.462	312.79	683	84.96
VA	$25,912,944	65	4.04	$398,661	6.101	352.83	684	77.69
WA	$2,528,283	8	0.39	$316,035	4.929	338.19	677	78.69
WI	$44,915	2	0.01	$22,458	13.327	158.48	653	111.63
WY	$45,859	2	0.01	$22,930	13.631	127.56	689	111.84
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$1,000,000	1	0.16	$1,000,000	4.375	360.00	764	20.00
25.01 - 30.00	$1,758,127	3	0.27	$586,042	5.277	353.07	694	28.38
35.01 - 40.00	$797,527	2	0.12	$398,764	5.857	338.68	768	38.29
40.01 - 45.00	$2,941,026	5	0.46	$588,205	4.908	358.90	704	42.09
45.01 - 50.00	$5,595,607	10	0.87	$559,561	5.212	353.37	711	48.53
50.01 - 55.00	$6,520,877	10	1.02	$652,088	4.942	334.92	677	53.12
55.01 - 60.00	$25,207,207	46	3.93	$547,983	5.371	358.96	702	58.35
60.01 - 65.00	$24,097,926	38	3.76	$634,156	5.229	354.12	702	63.75
65.01 - 70.00	$133,867,893	256	20.86	$522,921	5.382	357.64	698	69.51
70.01 - 75.00	$33,063,517	66	5.15	$500,962	5.927	352.46	677	73.74
75.01 - 80.00	$288,058,768	639	44.89	$450,796	5.811	356.67	689	79.69
80.01 - 85.00	$18,833,822	47	2.94	$400,720	6.672	341.80	662	84.09
85.01 - 90.00	$51,677,590	156	8.05	$331,267	6.765	342.03	666	89.52
90.01 - 95.00	$35,717,336	171	5.57	$208,873	7.415	325.84	672	94.80
95.01 - 100.00	$10,136,050	65	1.58	$155,939	11.245	209.86	683	99.94
100.01 - 105.00	$143,720	7	0.02	$20,531	14.846	88.52	653	102.86
105.01 - 110.00	$152,137	8	0.02	$19,017	14.563	115.19	658	107.64
110.01 - 115.00	$281,761	10	0.04	$28,176	14.675	118.51	660	112.59
115.01 - 120.00	$257,909	10	0.04	$25,791	13.645	118.01	673	117.58
120.01 - 125.00	$1,532,645	57	0.24	$26,889	13.795	116.27	670	123.30
125.01 - 130.00	$33,185	1	0.01	$33,185	14.990	209.00	656	128.61
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.500 - 2.999	$468,000	1	0.07	$468,000	2.990	359.00	745	80.00
3.000 - 3.499	$1,224,889	3	0.19	$408,296	3.218	323.00	692	82.98
3.500 - 3.999	$13,236,871	25	2.06	$529,475	3.806	337.21	714	71.49
4.000 - 4.499	$28,358,433	56	4.42	$506,401	4.243	345.91	698	72.81
4.500 - 4.999	$81,861,987	167	12.76	$490,192	4.751	355.16	713	72.43
5.000 - 5.499	$123,360,567	257	19.22	$480,002	5.196	357.12	705	73.09
5.500 - 5.999	$136,806,316	285	21.32	$480,022	5.734	357.62	687	75.25
6.000 - 6.499	$77,184,073	168	12.03	$459,429	6.220	358.73	674	79.51
6.500 - 6.999	$101,317,510	211	15.79	$480,178	6.683	358.43	668	79.43
7.000 - 7.499	$30,149,818	63	4.70	$478,569	7.206	352.24	655	83.96
7.500 - 7.999	$17,795,384	38	2.77	$468,300	7.721	359.05	660	85.30
8.000 - 8.499	$4,073,090	9	0.63	$452,566	8.175	355.16	627	84.75
8.500 - 8.999	$2,248,497	7	0.35	$321,214	8.820	325.56	618	85.33
9.000 - 9.499	$806,882	9	0.13	$89,654	9.119	279.40	734	91.65
9.500 - 9.999	$952,919	14	0.15	$68,066	9.751	178.99	697	91.45
10.000 - 10.499	$1,304,561	15	0.20	$86,971	10.183	243.39	679	91.05
10.500 - 10.999	$3,805,751	34	0.59	$111,934	10.670	199.67	695	87.38
11.000 - 11.499	$2,220,335	27	0.35	$82,235	11.214	189.78	725	94.42

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.500 - 11.999	$4,455,114	37	0.69	$120,408	11.732	187.22	697	97.46
12.000 - 12.499	$3,440,243	30	0.54	$114,675	12.148	190.43	679	97.94
12.500 - 12.999	$2,555,999	53	0.40	$48,226	12.678	166.10	690	102.17
13.000 - 13.499	$1,204,963	21	0.19	$57,379	13.137	165.18	674	99.97
13.500 - 13.999	$1,525,988	33	0.24	$46,242	13.756	150.31	675	105.41
14.000 - 14.499	$269,520	8	0.04	$33,690	14.223	143.30	664	117.11
14.500 - 14.999	$673,418	23	0.10	$29,279	14.854	114.49	643	107.48
15.000 - 15.499	$110,683	3	0.02	$36,894	15.227	89.22	653	108.78
15.500 - 15.999	$172,304	7	0.03	$24,615	15.647	142.02	651	118.30
16.000 - 16.499	$21,427	1	0.00	$21,427	16.000	100.00	645	123.59
16.500 - 16.999	$69,091	3	0.01	$23,030	16.751	114.78	641	112.66
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$454,038,589	1,151	70.76	$394,473	5.952	350.65	687	76.98
PUD	$115,546,549	279	18.01	$414,145	6.070	346.93	679	77.96
CND	$34,346,318	93	5.35	$369,315	5.752	346.74	699	77.98
2-4 FAMILY	$28,602,195	58	4.46	$493,141	6.211	354.99	709	74.78
CNDP	$7,188,338	19	1.12	$378,334	6.053	339.95	702	72.68
COOP	$1,000,000	1	0.16	$1,000,000	5.125	360.00	780	64.51
TWN	$871,911	6	0.14	$145,318	6.468	331.28	717	82.93
MANUF	$80,732	1	0.01	$80,732	4.625	322.00	663	90.00
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$357,454,431	909	55.71	$393,239	6.020	348.59	698	78.63
REFI/CO	$194,040,153	519	30.24	$373,873	6.019	349.16	672	76.53
REFI	$90,180,046	180	14.05	$501,000	5.701	356.22	682	71.94
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$563,231,541	1,329	87.78	$423,801	5.920	351.22	685	77.72
INV HM	$62,800,073	237	9.79	$264,979	6.453	337.94	706	72.28
2ND HM	$15,643,017	42	2.44	$372,453	6.038	347.63	704	72.23
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$1,614,156	72	0.25	$22,419	14.038	88.97	667	117.40
121 - 180	$21,691,836	241	3.38	$90,008	11.319	177.15	690	93.49
181 - 240	$1,221,911	7	0.19	$174,559	7.403	234.87	699	64.97
241 - 300	$331,103	1	0.05	$331,103	5.000	289.00	637	84.88
301 - 360	$616,815,625	1,287	96.13	$479,266	5.763	356.85	688	76.39
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$382,036,382	944	59.54	$404,700	6.115	350.10	688	77.23
FULL/ALT	$141,759,690	411	22.09	$344,914	5.779	350.78	685	77.01
SISA	$47,367,172	97	7.38	$488,321	6.101	354.91	685	76.05
NINA	$28,410,802	53	4.43	$536,053	5.809	351.53	706	70.67
NO RATIO	$25,945,112	62	4.04	$418,470	5.204	334.36	683	81.27
NISA	$14,078,574	36	2.19	$391,071	5.436	339.81	694	81.17
NAV	$2,076,900	5	0.32	$415,380	6.107	358.05	658	77.93
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$5,457,801	12	0.85	$454,817	5.395	356.09	808	77.36
781 - 800	$25,032,426	58	3.90	$431,594	5.621	352.11	790	74.33
761 - 780	$41,580,467	93	6.48	$447,102	5.215	354.01	769	72.31
741 - 760	$43,153,354	117	6.73	$368,832	5.604	348.30	750	74.52
721 - 740	$55,362,155	144	8.63	$384,459	5.814	350.19	731	76.00
701 - 720	$64,120,631	172	9.99	$372,794	5.731	348.68	710	75.63
681 - 700	$84,529,946	234	13.17	$361,239	6.071	346.04	690	78.13
661 - 680	$114,960,839	271	17.92	$424,210	5.945	349.94	670	77.29
641 - 660	$79,754,318	203	12.43	$392,878	6.236	348.66	650	77.52
621 - 640	$82,510,808	205	12.86	$402,492	6.418	351.37	631	80.30

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
601 - 620	$38,845,428	85	6.05	$457,005	6.386	354.61	613	79.30
581 - 600	$4,254,119	9	0.66	$472,680	6.453	351.95	595	81.40
561 - 580	$478,400	1	0.07	$478,400	6.415	358.00	575	80.00
541 - 560	$1,258,940	3	0.20	$419,647	8.099	346.13	552	72.97
521 - 540	$375,000	1	0.06	$375,000	8.875	180.00	527	75.00
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$248,013,408	725	38.65	$342,087	6.076	343.31	695	77.44
6	$5,943,370	11	0.93	$540,306	5.667	353.91	679	68.03
7	$3,467,900	6	0.54	$577,983	5.113	360.00	730	61.21
12	$66,633,137	146	10.38	$456,391	6.055	353.36	686	76.09
24	$200,386,665	450	31.23	$445,304	5.973	355.43	673	78.81
36	$82,510,489	196	12.86	$420,972	5.813	350.01	697	75.78
60	$34,719,662	74	5.41	$469,185	5.631	355.27	698	72.16
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**

Range of Months to Roll (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$117,113,455	242	19.93	$483,940	5.037	346.82	693	75.35
7 - 12	11	$18,259,907	41	3.11	$445,364	5.350	358.97	694	79.23
19 - 24	23	$257,713,398	561	43.85	$459,382	6.176	358.86	668	79.42
32 - 37	36	$96,956,794	198	16.50	$489,681	5.616	359.51	706	75.79
56 - 61	60	$88,767,595	165	15.10	$537,985	5.529	359.53	705	71.77
80 - 85	84	$8,862,662	18	1.51	$492,370	5.075	359.80	740	58.73
		$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

Range of Margin (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.000 - 2.249	$2,903,920	6	0.49	$483,987	3.749	327.62	731	76.95
2.250 - 2.499	$105,489,644	188	17.95	$561,115	5.276	359.07	719	72.61
2.500 - 2.749	$14,602,166	34	2.48	$429,475	4.478	336.54	705	77.37
2.750 - 2.999	$42,116,575	84	7.17	$501,388	5.030	351.74	710	74.13
3.000 - 3.249	$49,088,361	104	8.35	$472,003	5.286	351.95	692	75.99
3.250 - 3.499	$60,580,231	130	10.31	$466,002	5.397	356.49	729	73.40
3.500 - 3.749	$34,674,615	74	5.90	$468,576	5.766	358.12	686	76.59

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Range of Margin (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.750 - 3.999	$103,673,788	218	17.64	$475,568	5.772	358.95	665	73.37
4.000 - 4.249	$7,120,221	16	1.21	$445,014	6.178	357.62	663	76.63
4.250 - 4.499	$8,731,181	20	1.49	$436,559	6.105	357.96	650	72.84
4.500 - 4.749	$8,335,420	18	1.42	$463,079	6.286	357.82	660	76.00
4.750 - 4.999	$2,724,414	7	0.46	$389,202	5.955	353.79	667	81.41
5.000 - 5.249	$16,371,220	38	2.79	$430,822	6.060	358.13	685	78.87
5.250 - 5.499	$6,817,780	15	1.16	$454,519	5.655	358.99	680	80.93
5.500 - 5.749	$11,610,416	29	1.98	$400,359	6.158	358.67	672	82.21
5.750 - 5.999	$32,729,165	74	5.57	$442,286	6.385	358.85	660	80.23
6.000 - 6.249	$30,361,835	65	5.17	$467,105	6.384	358.47	643	86.60
6.250 - 6.499	$24,330,615	51	4.14	$477,071	6.921	358.63	633	88.03
6.500 - 6.749	$9,048,227	19	1.54	$476,222	7.081	358.49	642	86.94
6.750 - 6.999	$9,283,306	19	1.58	$488,595	7.094	358.35	671	84.39
7.000 - 7.249	$2,818,919	6	0.48	$469,820	7.233	358.39	693	84.37
7.250 - 7.499	$1,459,695	4	0.25	$364,924	7.563	358.72	656	81.82
7.500 - 7.749	$432,250	1	0.07	$432,250	7.500	358.00	642	95.00
7.750 - 7.999	$1,971,300	4	0.34	$492,825	7.885	358.00	649	84.95
8.250 - 8.499	$398,547	1	0.07	$398,547	8.830	358.00	641	95.00
	$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

Range of Maximum Rates (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.500 - 8.999	$468,000	1	0.08	$468,000	2.990	359.00	745	80.00
9.000 - 9.499	$612,973	1	0.10	$612,973	3.875	324.00	761	69.15
9.500 - 9.999	$11,454,289	17	1.95	$673,782	4.429	359.21	730	67.83
10.000 - 10.499	$23,853,598	43	4.06	$554,735	4.513	359.26	714	71.74
10.500 - 10.999	$70,099,889	138	11.93	$507,970	4.791	359.46	717	71.96
11.000 - 11.499	$106,256,422	220	18.08	$482,984	5.212	359.54	705	72.35
11.500 - 11.999	$128,192,647	266	21.81	$481,927	5.733	359.38	684	75.36
12.000 - 12.499	$69,443,311	153	11.82	$453,878	6.219	359.07	669	80.08
12.500 - 12.999	$112,592,901	241	19.16	$467,190	6.139	350.52	673	79.66
13.000 - 13.499	$31,932,962	70	5.43	$456,185	6.574	350.80	653	84.09
13.500 - 13.999	$21,026,538	47	3.58	$447,373	7.180	353.30	660	85.78
14.000 - 14.499	$5,111,325	12	0.87	$425,944	7.345	350.14	648	88.63
14.500 - 14.999	$4,083,715	10	0.69	$408,372	6.993	340.11	633	78.49
15.000 - 15.499	$1,626,634	4	0.28	$406,659	7.963	341.09	645	86.93
16.000 - 16.499	$465,200	1	0.08	$465,200	10.125	360.00	636	90.00
16.500 - 16.999	$453,407	1	0.08	$453,407	10.750	356.00	621	95.00
	$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
01/05	$10,158,403	17	1.73	$597,553	5.197	353.07	703	74.47
02/05	$1,005,759	3	0.17	$335,253	4.709	344.38	725	69.52
03/05	$8,455,190	20	1.44	$422,759	4.998	323.77	677	81.03
04/05	$11,459,811	29	1.95	$395,166	4.900	331.88	697	79.16
05/05	$40,662,749	84	6.92	$484,080	4.833	347.29	697	76.25
06/05	$40,476,892	77	6.89	$525,674	5.107	352.31	690	72.18
07/05	$4,894,650	12	0.83	$407,888	6.272	360.00	687	78.43
08/05	$1,619,007	4	0.28	$404,752	6.749	356.00	651	84.20
11/05	$12,289,200	28	2.09	$438,900	5.081	359.00	697	78.86
12/05	$2,739,100	6	0.47	$456,517	5.511	360.00	704	80.00
01/06	$1,612,600	3	0.27	$537,533	5.727	360.00	691	75.77
08/06	$1,734,770	4	0.30	$433,692	6.490	356.00	720	80.00
09/06	$6,545,047	14	1.11	$467,503	6.011	357.00	666	75.20
10/06	$65,620,729	141	11.17	$465,395	6.463	357.42	648	82.75
11/06	$97,693,813	214	16.62	$456,513	6.216	359.00	666	81.22
12/06	$70,294,765	150	11.96	$468,632	5.924	360.00	688	75.55
01/07	$15,824,275	38	2.69	$416,428	5.892	360.00	674	73.31
08/07	$768,420	2	0.13	$384,210	6.699	356.00	728	87.97
09/07	$2,039,709	3	0.35	$679,903	6.182	357.00	733	82.15
10/07	$4,362,892	10	0.74	$436,289	6.203	358.11	683	79.75
11/07	$29,749,637	61	5.06	$487,699	5.657	359.00	693	77.13
12/07	$54,524,035	110	9.28	$495,673	5.498	360.00	713	74.78
01/08	$5,512,100	12	0.94	$459,342	5.734	360.00	707	71.41
08/09	$411,874	1	0.07	$411,874	5.875	356.00	708	80.00
09/09	$1,376,500	2	0.23	$688,250	5.829	357.00	655	65.91
10/09	$4,505,000	6	0.77	$750,833	5.200	358.00	678	71.97
11/09	$26,957,963	53	4.59	$508,641	5.667	359.00	698	75.64
12/09	$44,945,170	80	7.65	$561,815	5.572	360.00	711	70.58
01/10	$10,571,088	23	1.80	$459,613	5.083	360.00	712	67.36
11/11	$1,795,562	4	0.31	$448,891	4.987	359.00	746	60.31
12/11	$3,828,000	7	0.65	$546,857	5.045	360.00	751	56.10
01/12	$3,239,100	7	0.55	$462,729	5.159	360.00	723	60.97
	$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Initial Fixed Period (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1	$8,079,900	12	1.37	$673,325	5.239	360.00	714	72.33
3	$1,110,000	2	0.19	$555,000	4.929	360.00	722	63.78
6	$92,976,479	190	15.82	$489,350	5.052	349.50	694	75.08
12	$18,259,907	41	3.11	$445,364	5.350	358.97	694	79.23
24	$271,112,927	596	46.13	$454,887	6.099	357.04	668	79.57
36	$97,440,615	199	16.58	$489,651	5.624	359.33	706	75.80
60	$89,831,321	167	15.29	$537,912	5.542	359.09	705	71.44
84	$8,862,662	18	1.51	$492,370	5.075	359.80	740	58.73
	$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

Initial Cap (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$97,250,170	196	16.55	$496,174	5.021	350.14	696	75.65
1.500	$429,389	1	0.07	$429,389	8.250	321.00	553	75.00
2.000	$24,867,697	59	4.23	$421,486	5.666	358.95	690	80.26
3.000	$360,982,652	781	61.43	$462,206	5.978	357.52	676	77.44
5.000	$27,841,264	52	4.74	$535,409	5.396	359.06	718	76.16
6.000	$76,302,641	136	12.98	$561,049	5.486	359.71	714	72.35
	$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

Subsequent Cap (Excludes 383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$478,246,407	1,013	81.38	$472,109	5.756	356.09	682	77.15
1.500	$899,389	2	0.15	$449,694	7.989	341.38	556	70.16
2.000	$108,528,015	210	18.47	$516,800	5.523	359.45	708	73.91
	$587,673,812	**1,225**	**100.00**	**$479,734**	**5.717**	**356.69**	**687**	**76.54**

$641,674,631 Group 2 Arm & Fixed Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.01 - 10.00	$1,674,520	3	0.26	$558,173	5.030	359.19	748	41.11
10.01 - 15.00	$4,179,000	9	0.65	$464,333	5.787	346.11	711	70.10
15.01 - 20.00	$8,612,141	22	1.34	$391,461	5.623	329.62	703	68.63
20.01 - 25.00	$12,879,200	46	2.01	$279,983	5.677	348.60	700	75.88
25.01 - 30.00	$35,029,673	93	5.46	$376,663	5.987	353.70	689	77.23
30.01 - 35.00	$55,963,633	150	8.72	$373,091	5.960	350.02	692	76.40
35.01 - 40.00	$119,292,430	289	18.59	$412,777	5.951	353.48	687	78.37
40.01 - 45.00	$131,466,661	335	20.49	$392,438	6.157	351.42	679	79.36
45.01 - 50.00	$87,307,520	242	13.61	$360,775	6.234	347.09	686	78.31
50.01 - 55.00	$6,512,414	17	1.01	$383,083	6.162	344.84	670	76.94
> 55.00	$2,521,486	7	0.39	$360,212	6.402	348.19	687	80.19
Not Required	$176,235,954	395	27.47	$446,167	5.767	347.99	691	74.96
	$641,674,631	**1,608**	**100.00**	**$399,051**	**5.975**	**349.83**	**688**	**77.05**